Technigen Platinum Corp

EMERALD ISLE RESOURCES INC.
59 Nelson Road, Lively, Ontario, Canada, P3Y 1P4
Telephone 705-682-0649 *Fax 705-682-2447*

US 12(g)3-2(b) exemption # **82-1456**

October 21, 2002

02055594

Via First Class Mail

02 OCT 29 AM 9:34

Securities & Exchange Commission
450 - 5th Street N.W.
Washington DC 20549

SUPPL

Attention: Office of International Corporate Finance

Dear Reader:

Enclosed please find a copy of Emerald Isle Resources Inc.'s news release of August 23, 2002, for your records.

If you have any questions, please contact our office.

Thank you.

Yours truly,

M.N. Lapierre

EMERALD ISLE RESOURCES INC.
Per: M.N. Lapierre
Administration

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

/ml
Encl.

dlw 11/20

EMERALD ISLE RESOURCES INC.
106 Fielding Rd.
Lively, Ontario, Canada, P3Y 1L5

Tel: (705) 682-9234
Fax: (705) 682-2447

82-1456

News Release - August 23, 2002 **AMENDED**
CDNX:EIR

COMPANY ANNOUNCES TERMINATION OF OPTION AND VENTURE IN CAPE BRETON, AND THE GRANT OF AN OPTION IN CHESTER TWP. PROPERTY

Emerald Isle Resources Inc. announces that it has terminated its option to acquire a mining lease consisting of 24 claims in Cape Breton, Nova Scotia. The joint venture agreement with Enviro Industrial Technologies Inc., announced on April 24, 2002, has terminated, as well. The purpose of the joint venture was to establish the commercial production of magnesium chloride, calcium chloride, and calcium magnesium acetate products in Nova Scotia. The potential loss of rail service to Sydney, which remains an unresolved issue, and an onerous permit protocol, were key factors in the company's decision not to pursue this venture in Cape Breton.

The company retains magnesium chloride mining properties in New Brunswick, and is currently exploring a graphite prospect in Nova Scotia.

The company also announces that it has granted to a private, Ontario-based exploration company an option to acquire a 20% interest in seventeen unpatented mining claims in Chester Township, Ontario, in exchange for 200,000 common shares of the optionee, which have been delivered by the optionee. As announced on December 20, 2001, Emerald Isle Resources Inc. had granted to this optionee the right to acquire an 80% interest in the Chester Twp. property in consideration of payments totalling $75,000, to be staged over four years, and of exploration expenditures totalling at least $200,000, to be incurred over five years. In order to proceed with the exercise of the option to acquire a 20% interest in the Chester Twp. property, the optionee must first exercise its option to acquire an 80% interest on an accelerated basis, with the entire $75,000 to be paid on or before October 1, 2002. Should the optionee elect not to complete the exercise of its option to acquire a 20% interest, it may still acquire an 80% interest in the Chester Twp. property in accordance with the terms and conditions of the agreement announced in December 2001.

For further information, please contact the company at 705-682-9234, or write to 106 Fielding Rd., Lively, Ontario, P3Y 1L5.

On behalf of the Board of Directors,

Sgd. *"Edward J. Blanchard"*

Edward J. Blanchard
President